SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                               -------------------
                            (Name of Subject Company)

                      WILDER RICHMAN RESOURCES CORPORATION
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                    813901105
                                    ---------
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  GINA K. DODGE
                      WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
                          ____________________________

ITEM 1.     SUBJECT COMPANY INFORMATION.

            The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation, a Delaware corporation ("WRRC"), Real Estate Equity Partners, L.P., a Delaware limited partnership ("REEP"), and WRC-87A Corporation, a Delaware corporation ("WRC-87A"). Each General Partner owns approximately one-third of the outstanding general partners' interest in the Partnership.

            The Partnership is invested in two local operating partnerships: (i) the Columbia Westmont Associates, L.P., which owns The Westmont, a residential apartment property located in New York, New York (the "Westmont Property") and
(ii) the Carrollton X Associates Limited Partnership, which owns Fieldpointe Apartments, a residential apartment property located in Frederick, Maryland (the "Fieldpointe Property" and collectively with the Westmont Property, the "Properties").

            The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership ("Units"). According to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 31, 2004, there were 984,369 Units issued and outstanding as of December 31, 2003.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

            WRRC, in its capacity as one of the General Partners, is the Person filing this Statement. The business address and telephone number of WRRC are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

            This Statement relates to the Tender Offer Statement on Schedule TO filed with the SEC on September 22, 2004 and amended on October 5, 2004 (the "Schedule TO") by MP Falcon Growth 2, LLC; MP Value Fund 6; MPF Dewaay Fund 2, LLC; MP Income Fund 18, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, L.P.; Mackenzie Specified Income Fund, L.P; Mackenzie Patterson Special Fund 5, LLC; and MP Income Fund 16, LLC, each a real estate investment fund managed or advised by MacKenzie Patterson Fuller, Inc., a private, independent real estate investment firm (collectively, the "Purchasers"). Each Purchaser is organized in California. This Statement is being filed in response to the offer by the Purchasers to purchase 100,000 Units at an offer price of $30.00 per Unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 22, 2004 and amended on October 5, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (collectively, and as amended from time to time, the "Offer Documents"), which together constitute the tender offer (the "Mackenzie Offer"). The Mackenzie Offer will expire, unless further extended, on November 2, 2004, at midnight (extended from the original expiration date of October 20, 2004), Pacific Standard Time.

            According to the Schedule TO, the address of the Purchasers is 1640 School Street, Moraga, California 94556, and their telephone number is (800-854-8357).

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            The Partnership is a limited partnership and has no executive officers or directors. Mr. Richard P. Richman beneficially owns 50% of the equity interest in WRRC and is president and a director of WRRC. Mr. Robert H. Wilder, Jr. beneficially owns the remaining 50% of the equity interest in WRRC and is executive vice president and a director of WRRC. WRRC owns 50% of the equity interest in WRC-87A and Real Estate Equity Partners Inc. ("REEPI"), the general partner of REEP, owns the remaining 50% of the equity interests of WRC-87A. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WRRC or its affiliates on the one hand and the Partnership, the other General Partners (including the officers and directors of the other General Partners) or any other affiliates of the Partnership or the other General Partners on the other, except to the extent noted in (i) the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) for the year ended December 31, 2003 filed with the SEC on March 31, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iii) to this Statement, (ii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended March 31, 2004 filed with the SEC on May 17, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iv) to this Statement, and (iii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended June 30, 2004 filed with the SEC on August 16, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(v) to this Statement.

            West Putnam Housing Investors II LLC ("West Putnam II"), an affiliate of WRRC and the general partners of Columbia Westmont Associates, L.P., which is the local operating partnership that owns the Westmont Property, owns 186,217 Units, representing approximately 18.9% of the outstanding Units. West Putnam Housing Investors LLC, an affiliate of WRRC and the sole managing member of West Putnam II, owns 47,211 Units, representing approximately 4.8% of the outstanding Units.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WRRC or its affiliates on the one hand and the Purchasers, their executive officers, directors or affiliates on the other, except that West Putnam Housing Investors III LLC ("West Putnam III"), an affiliate of West Putnam II, WRRC and WRC-87A, is currently conducting a tender offer to acquire Units (the "West Putnam Offer" and, together with the Mackenzie Offer, the "Offers"). According to West Putnam's Offer to Purchase dated September 30, 2004 and amended on October 14, 2004, the West Putnam Offer is an offer to purchase up to 286,600 Units, which is 27.3% of the outstanding Units, at a purchase price of $32.00 per Unit, net to the seller in cash, subject to reduction for certain distributions by the Partnership. The West Putnam Offer will expire, unless extended, on October 28, 2004, at midnight, New York City time. See Item 4 below.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

            For the reasons set forth below, WRRC recommends against accepting the Mackenzie Offer, except for holders of Units who require liquidity at this time. WRRC believes that Unit holders may realize greater value through a sale of the Properties and has begun to investigate such a course of action. If a Unit holder, because of individual circumstances, requires liquidity in their investment at this time, WRRC recommends that the Unit Holders tender in the offer that provides the highest cash price. With an offer price of $32.00 per Unit, the West Putnam Offer is providing an offer price that is $2.00 per Unit higher than the offer price in the Mackenzie Offer.

Reasons for Not Accepting the Offer at this Time

            Purchasers' offer price may be low; a sale of the properties may bring more value. For this reason, affiliates of WRRC that own Units do not intend to tender their Units in the Mackenzie Offer. According to the Offer to Purchase, the Purchasers determined their offer price based upon, among other considerations, their estimated value for the Properties. The Purchasers stated that they did not obtain an independent appraisal for the Units or the Properties nor are they qualified to appraise real estate.

            WRRC believes that it is appropriate at this time to explore the possible sale of the Properties, which could lead to higher returns to Unit holders than the valuations calculated by the Purchasers. WRRC is in discussions with a number of potential purchasers of the Properties. As a result of these discussions, WRRC has received a written offer to purchase the Westmont Property for a purchase price of $60,000,000. WRRC is reviewing this offer, which remains subject to due diligence, and is negotiating for a higher price. WRCC has also been in discussions for the sale of the Fieldpointe Property, and anticipates receiving a written offer in the near future. WRRC understands that the general partners of the local operating partnerships in which the Partnership is invested and that directly own the Properties are agreeable to pursuing a sale of the Properties at this time. WRRC believes that, under current market conditions, a sale of the Properties could be accomplished within the next four to twelve months.

            According to the Purchasers' letter to Unit holders dated October 5, 2004, the Purchasers amended the Mackenzie Offer to raise the offer price from $24.25 per Unit to $30.00 per Unit based on the purchase price offered for the Westmont Property. The Purchasers also extended the expiration date of the Mackenzie Offer from October 20, 2004 to November 2, 2004. After including in the calculation the purchase price offered for the Westmont Property, the Purchasers revised their estimated valuation to $39.30 per Unit. The Purchasers' new offer price is $30.00 per Unit. The Purchasers' own method of valuation support the conclusion that the Units have a value that is $9.30 per Unit higher than their offer price.

            WRRC does not believe that the offer price in the MacKenzie Offer or the West Putnam Offer necessarily reflects fully the underlying value of the Partnership's assets or the potential value that might be attributed to the Units under certain circumstances. However, Unit holders whose individual investment goals or financial requirements lead them to consider selling Units for cash at this time may find that the West Putnam Offer presents an opportunity to do so, since it is the offer with the highest price per Unit at this time.

            Alternative Transactions. WRRC recommends that any Unit holder who does wish to sell Units for cash at this time be alert to alternative transactions that may be available, including any other offer that may be announced prior to the November 2, 2004 expiration date of the Mackenzie Offer. The West Putnam Offer is such a transaction with a price per Unit that is $2.00 higher than the purchase price in the Mackenzie Offer. There can be no assurance that any such additional offer to purchase Units will proceed or, if it does proceed, as to the time of commencement, price or other terms of such an offer.

            Other considerations. In making its general recommendation to refrain from accepting the Mackenzie Offer, WRRC is aware that the offer price in the Mackenzie Offer is higher than the reported trading prices of a recent tender offer, in which a significant number of Units were purchased at a price of $23.30 per Unit.

            WRRC also recognizes that there can be no guarantee that the Properties can be sold at prices whose implied valuations exceed those assigned to the Properties in the Mackenzie Offer. It is also possible that prices approximating the offer price may not be available to Unit holders at a later time should a sale of the Properties and liquidation of the Partnership in the next four to twelve months not occur. WRRC believes, however, that the potential for significantly greater value if the Properties are sold suggest a prudent course of not disposing of Units at this time at the price offered by the Purchasers while a sale of the Properties is being pursued.

            Unit holders should continue to receive distributions while a sale of the Properties is negotiated. Unit holders have in recent years been receiving distributions from the Partnership equivalent to an 8% annual return. The amount of future distributions will depend upon future operating results.

            Based on these considerations, WRRC believes that it is in the interest of Unit holders generally to refrain from accepting any offer at this time, and to support the pursuit by WRRC of a possible sale of the Properties and a liquidation of the Partnership. A Unit holder that wishes to sell at this time should accept the offer with the highest price per Unit. The price per unit in the West Putnam Offer is $2.00 higher than the price per unit in the Mackenzie Offer at this time.

            If you have already tendered your Units in the Mackenzie Offer, you may wish to revoke your tender in light of the offer for the Westmont Property and the current discussions and negotiations in connection with the potential sale of the Properties and the liquidation of the Partnership, which may result in a higher payment to Unit holders than the offer price in the Mackenzie Offer. Also, the price per Unit in the West Putnam Offer is $2.00 higher than the price per Unit in the Mackenzie offer and you may wish to accept the West Putnam Offer. Unit holders will receive a letter setting forth the reasons for WRRC's recommendation, which letter will be accompanied by a form notice of withdrawal for use in revoking prior tenders to the Mackenzie Offer.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

            WRRC recognizes that the individual financial circumstances of each Unit holder are likely to be different, and there may be Unit holders for whom it is desirable to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer Documents, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Mackenzie Offer:

            Future Distributions. A Unit holder that tenders Units in the Mackenzie Offer will not receive any distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchasers accepted Units in the Mackenzie Offer, the Purchasers would receive the distributions with respect to all accepted Units.

            At this time the price per Unit in the Mackenzie Offer is less than the price per Unit in the West Putnam Offer. Therefore, you should not accept the Mackenzie Offer. The following considerations may be relevant to Unit holders who wish to sell their Units if the price per Unit in the Mackenzie Offer is increased in the future.

            Proration. The Purchasers are offering to acquire 100,000 Units. If more than 100,000 Units are tendered pursuant to the Mackenzie Offer, Purchasers will purchase a pro rata portion of the Units that are tendered to the extent that these purchases are not prevented by the Partnerships limited partnership agreement.

            The terms of the limited partnership agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking account of all other transfers during the preceding twelve months. Therefore, the Purchasers may only acquire a limited number of Units. Unit holders who tender in the Mackenzie Offer may retain a portion of the Units if the Mackenzie Offer is over-subscribed. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. WRRC notes that due to a restriction in the Partnership's limited partnership agreement, tendered Units cannot be purchased to the extent that a tendering Unit holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan).

            Tax consequences. All Unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Mackenzie Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Mackenzie Offer. If a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the Offer to Purchase. If a Unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual holders as a result of accepting the Mackenzie Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances.

            Conditions to the Mackenzie Offer. The Mackenzie Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Mackenzie Offer that there not be publicly disclosed that more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions to the Mackenzie Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchasers in their reasonable discretion.

Intentions of Affiliates of WRRC

            Affiliates of WRRC own beneficially 233,428 Units, or approximately 23.71% of the outstanding Units. These affiliates do not intend to tender their Units pursuant to the Mackenzie Offer.

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

            To the knowledge of WRRC, neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit holders on the Partnership's behalf concerning the Mackenzie Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            Effective September 1, 2004, West Putnam Housing Investors LLC, an affiliate of WRRC, acquired 250 Units which were offered for sale on an unsolicited basis by a Unit holder who wanted to liquidate immediately and who requested a price of $9.96 per Unit, despite the fact that the Unit holder was not encouraged by West Putnam Housing Investors LLC to sell Units at that time or at that price. Otherwise, except with respect to the West Putnam Offer, no transactions in the Units have been effected during the past 60 days by WRRC or, to the knowledge of WRRC, by any of the executive officers, directors or affiliates of WRRC.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            To the knowledge of WRRC, the Partnership is not currently involved in any negotiation in response to the Mackenzie Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. As stated above, the Partnership is currently in negotiations pursuing a sale of the Properties. WRRC believes that, under current market conditions, a sale of the Properties could be accomplished within the next four to twelve months.

ITEM 8.     ADDITIONAL INFORMATION.

            Affiliates of WRRC have in the past purchased Units on an unsolicited basis from Unit holders who on their own have contacted WRRC concerning the sale of their Units, at prices requested by the holders. Affiliates of WRRC may continue this practice, including during the pendency of the Mackenzie Offer.


ITEM 9.     EXHIBITS.

(a)(1)(i) Offer to Purchase Units of the Partnership, dated September 22, 2004 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Purchasers on September 22, 2004).

(a)(1)(ii) Amendment No. 1 to Schedule TO, dated October 5, 2004 (filed with the SEC by Purchasers on October 5, 2004).

(a)(1)(iii) Amended Letter of Transmittal and related instructions, dated
            September 22, 2004 (filed as Exhibit (a)(2) to the Amendment No. 1 to Schedule TO filed with the SEC by the Purchasers on October 5,
            2004).

(a)(1)(iv)  Letter to Unit holders, dated September 22, 2004 (filed as Exhibit
            (a)(3) to the Schedule TO filed with the SEC by the Purchasers on September 22, 2004).

(a)(1)(v)   Letter to Unit holders, dated October 5, 2004 (filed as Exhibit
            (a)(5) to the Schedule TO filed with the SEC by the Purchasers on October 5, 2004).

(a)(5)(i)   Letter to Unit holders, dated October 14, 2004.

(a)(5)(ii)  Form of Notice of Withdrawal.

(a)(5)(ii) The Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 (filed with the SEC on March 31, 2004 and incorporated herein by reference).

(a)(5)(iv) The Partnership's Quarterly Report on Form 10-Q for the period March 31, 2004 (filed with the SEC on May 17, 2004 and incorporated herein by reference).

(a)(5)(v) The Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed with the SEC on August 16, 2004 and incorporated herein by reference).

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2004

                              WILDER RICHMAN RESOURCES CORPORATION

                              By: /s/ Richard P. Richman
                                 -------------------------------
                              Name:  Richard P. Richman
                              Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i) Offer to Purchase Units of the Partnership, dated September 22, 2004 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Purchasers on September 22, 2004).

(a)(1)(ii) Amendment No. 1 to Schedule TO, dated October 5, 2004 (filed with the SEC by Purchasers on October 5, 2004).

(a)(1)(iii) Amended Letter of Transmittal and related instructions, dated
            September 22, 2004 (filed as Exhibit (a)(2) to the Amendment No. 1 to Schedule TO filed with the SEC by the Purchasers on October 5,
            2004).

(a)(1)(iv)  Letter to Unit holders, dated September 22, 2004 (filed as Exhibit
            (a)(3) to the Schedule TO filed with the SEC by the Purchasers on September 22, 2004).

(a)(1)(v)   Letter to Unit holders, dated October 5, 2004 (filed as Exhibit
            (a)(5) to the Schedule TO filed with the SEC by the Purchasers on October 5, 2004).

(a)(5)(i)   Letter to Unit holders, dated October 14, 2004.

(a)(5)(ii)  Form of Notice of Withdrawal.

(a)(5)(iii) The Partnership's Annual Report on Form 10-K for the year ended
            December 31, 2003 (filed with the SEC on March 31, 2004 and incorporated herein by reference).

(a)(5)(iv) The Partnership's Quarterly Report on Form 10-Q for the period March 31, 2004 (filed with the SEC on May 17, 2004 and incorporated herein by reference).

(a)(5)(v) The Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed with the SEC on August 16, 2004 and incorporated herein by reference).

                                                               Exhibit (a)(5)(i)


                      WILDER RICHMAN RESOURCES CORPORATION
                             599 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 869-0900


                                        October 14, 2004

Dear Unit Holder of Secured Income L.P.:

      A tender offer to purchase Units of your Partnership, Secured Income L.P., has been announced by MP Falcon Growth 2, LLC; MP Value Fund 6; MPF Dewaay Fund 2, LLC; MP Income Fund 18, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, L.P.; Mackenzie Specified Income Fund, L.P; Mackenzie Patterson Special Fund 5, LLC; and MP Income Fund 16, LLC, each a real estate investment fund managed or advised by MacKenzie Patterson Fuller, Inc. (collectively, "Mackenzie"), at a purchase price of $30.00 per Unit. A tender offer has also been announced by West Putnam Housing Investors III LLC, one of our affiliates, at a purchase price of $32.00 per Unit.

      We, Wilder Richman Resources Corporation ("WRRC"), recommend against tendering your Units, unless you have a need for liquidity in your investment at this time. If you need liquidity, we recommend that you tender in the offer that provides the highest purchase price. Currently, the price offered by West Putnam provides the highest price.

      Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

      WRRC believes that Unit holders may realize greater value through a sale of the properties and a liquidation of the Partnership. WRRC is in discussions with a number of potential purchasers for the properties and has received a written offer of $60,000,000 for the purchase of the Westmont property, which is currently being negotiated, and WRRC has been in discussions and expects to receive a written offer for the Fieldpointe property in the near future. We believe that a sale of the properties could be accomplished within the next four to twelve months.

      Mackenzie purports to base its price on the estimated value of the properties owned by the Partnership. WRRC believes that the estimated values may be overly conservative, so that the price at which Mackenzie is offering to purchase your Units is low.

      Because of the potential for achieving greater value if the properties are sold, we believe that it is prudent not to dispose of Units at this time at the price offered by Mackenzie, while a sale of the properties is being pursued. Of course, there can be no guarantee that the properties can be sold at prices that would result in Unit values in excess of the price offered by Mackenzie, or when a sale of the properties might occur.

      Affiliates of WRRC and the general partners of Columbia Westmont Associates, L.P., which owns one of the properties in which the Partnership is invested, currently hold 233,428 Units, or approximately 23.7% of the total outstanding Units. These persons do not intend to tender their Units, because in their opinion the Mackenzie purchase price is less than the value of the Units if the properties are sold.

      If you have already tendered your Units in the Mackenzie offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

                              Very truly yours,

                              WILDER RICHMAN RESOURCES CORPORATION

                                                              Exhibit (a)(5)(ii)


                              NOTICE OF WITHDRAWAL

      The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. ("Units") heretofore tendered by the undersigned to MP Falcon Growth 2, LLC; MP Value Fund 7, LLC; MPF Dewaay Fund 2, LLC; MP Income Fund 18, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, L.P.; Mackenzie Specified Income Fund, L.P.; Mackenzie Patterson Special Fund 5, LLC; MP Income Fund 16, LLC ("Mackenzie") pursuant to their tender offer dated September 22, 2004, as amended to date.

Name of person(s) who tendered Units:___________________________________________

Name of registered Unit holder(s) (if different):_______________________________

Number of Units to be withdrawn (state "all" if all Units tendered are to be withdrawn): _____________


Date: _______________, 2004


____________________________________
Signature of Withdrawing Unit Holder


____________________________________
Signature of Joint Unit Holder, if any


INSTRUCTIONS
------------

      According to the Mackenzie Offer to Purchase, dated September 22, 2004 as amended to date, for a withdrawal to be effective, a written notice of withdrawal must be timely received by the information agent for Mackenzie at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed Mackenzie's acknowledgement and agreement in the same manner as such acknowledgement and agreement was signed. Please refer to the Mackenzie Offer to Purchase for additional information regarding this procedure. The information agent for Mackenzie and its contact information are as follows:

MacKenzie Patterson Fuller, Inc.

By hand, mail, or
overnight courier:          By facsimile:
------------------          -------------

1640 School Street          (925) 631-9119
Moraga, California 94556



To confirm withdrawal by telephone, call toll free:  (800) 854-8357